Exhibit 99.1

YANDEX ANNOUNCES RESULTS OF

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MOSCOW and AMSTERDAM, Netherlands — May 31, 2016 — Yandex N.V. (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced that all resolutions proposed at Yandex’s 2016 Annual General Meeting of Shareholders (“AGM”), held on Friday, May 27, 2016, have been passed.

Yandex also announced several changes to its Board of Directors. John Boynton, previously interim chairman, has been elected chairman of the Board of Directors. Esther Dyson was appointed to the Compensation Committee and has resigned from the Audit Committee. Elena Ivashentseva was appointed to the Audit Committee and has resigned from the Compensation Committee.

The total number of Class A shares eligible to vote at the AGM was 279,116,544, with a total of 279,116,544 voting rights; the total number of Class B shares was 45,597,969, with a total of 455,979,690 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters at the AGM.

Proposal One — Approval of 2015 statutory accounts

The below are the results regarding the proposal to approve the 2015 statutory accounts of Yandex:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
592,630,456	25,767	77,924

Proposal Two — Addition of 2015 profits to retained earnings

The below are the results regarding the proposal to add the 2015 profits of Yandex to retained earnings:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
592,692,741	31,657	9,749

Proposal Three — Discharge of directors

The below are the results regarding the proposal to grant discharge to the directors for their management during the past financial year:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
592,289,362	75,326	369,459

Proposal Four — Re-appointment of Rogier Rijnja

The following Director was re-appointed to serve as a member of the Board of Directors for a three-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Rogier Rijnja	592,286,760	429,976	17,411

Proposal Five — Re-appointment of Charles Ryan

The following Director was re-appointed to serve as a member of the Board of Directors for a three-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Charles Ryan	592,392,521	325,465	16,161

Proposal Six — Re-appointment of Alexander Voloshin

The following Director was re-appointed to serve as a member of the Board of Directors for a three-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Alexander Voloshin	592,470,271	248,917	14,959

Proposal Seven — Cancellation of shares

The below are the results regarding the proposal to cancel Yandex’s 14,297,636 outstanding Class C shares:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
592,674,617	35,345	24,185

Proposal Eight — Amendment of Articles of Association

The below are the results regarding the proposal to amend Yandex’s Articles of Association to reduce the number of authorized shares and to authorize certain individuals to execute the notarial deed of amendment of the Articles of Association on behalf of Yandex N.V.:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
592,672,851	37,986	23,310

Proposal Nine — Appointment of Auditor

The below are the results regarding the proposal to ratify the selection by the Audit Committee of ZAO Deloitte & Touche CIS as auditors of Yandex’s consolidated financial statements for the 2016 financial year and as external auditors of Yandex’s statutory annual accounts for the 2016 financial year:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
591,813,348	912,493	8,306

Proposal Ten— Approval of 2016 Equity Incentive Plan; general authorization of the Board of Directors

The below are the results regarding the proposal to approve, adopt and ratify Yandex’s 2016 Equity Incentive Plan and to authorize the Board of Directors to grant equity awards and issue ordinary shares under the Plan, to exclude the pre-emptive right of subscription for any equity awards to be granted and ordinary shares to be issued under the Plan and to do anything which may be required in connection therewith:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
482,127,185	109,677,927	929,035

Proposal Eleven — Approval of pledge of Class A shares in favor of Yandex in connection with the “Red Rose” Transaction

The below are the results regarding the proposal to approve the pledge in favor of Yandex by Kransaya Roza 1875 Limited of certain Class A shares to be held by it in connection with the acquisition by the Company of certain buldings in the complex in Moscow, Russia, where Yandex’s headquarters are located:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
556,537,519	9,094,361	27,102,267

Proposal Twelve— Amendment of General Guidelines for Compensation of the Board of Directors

The below are the results regarding the proposal to amend the General Guidelines for Compensation of the Board of Directors:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
499,095,644	92,505,090	1,133,413

Proposals Thirteen, Fourteen and Fifteen — General designations and authorizations of the Board of Directors

The below are the results regarding the proposal to authorize the Board of Directors to issue ordinary shares and preference shares up to the respective authorized share capital of the Company for a period of five years from the date of the AGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
431,715,661	160,091,496	926,990

The below are the results regarding the proposal to authorize the Board of Directors to exclude pre-emptive rights of the existing shareholders in respect of the issue of ordinary shares and preference shares for a period of five years from the date of the AGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
432,036,884	159,701,783	995,480

The below are the results regarding the proposal to authorize the Board of Directors to repurchase shares in Yandex up to a maximum of 20% of the issued share capital from time to time:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
523,920,979	68,612,368	200,800

###

For further information, please visit http://company.yandex.com or contact:

Yandex N.V.

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Asya Melkumova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

About Yandex N.V.

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex is the leading search service in

Russia and also serves Ukraine, Belarus, Kazakhstan and Turkey. More information on Yandex can be found at http://company.yandex.com.